U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                                       333-83152
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                                                                 SEC FILE NUMBER

                                                                     461868 10 1
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                                                                    CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

         Full Name of Registrant:  Inyx, Inc.
         Former Name if Applicable:
         Address of Principal Executive Office: 825 Third Avenue,
         40th Floor, New York, NY 10022


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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX(Check box if appropriate)

         ____X____(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         ____X___(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         _______ (c) The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

         The Registrant has been unable to complete the compilation and review of the Company's third quarter financial statements by November 14, 2005. Registrant has been required to devote much of its financial staff resources to matters related to the reporting and consolidation of the financial statements of Celltech Manufacturing Services Limited, which was acquired on August 31, 2005.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

                  Ronald L. Brown - (214)659-4469.

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [x] Yes  [ ] No


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3.       Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [X] Yes          [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant has completed two major acquisitions during 2005 that have contributed materially to a growth in revenues and expansion of the scope of the Registrant's business. Registrant expects to show a substantial increase in sales over the 2004 third quarter due to the acquisition of Aventis Pharmaceuticals Puerto Rico Inc. on March 31, 2005 and the acquisition of Celltech Manufacturing Services Limited on August 31, 2005. The anticipated growth in sales will be from $4.25 million for the three months ended September 30, 2004 to approximately $13.5 million for the three months ended September 30, 2005.

         This Notification of Late Filing replaces a similar filing previously made today that was incomplete and filed in error by our filing service.

         Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: November 14, 2005

                                     Inyx, Inc.



                                     By:  /s/ Jack Hamerski
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                                          Jack Hamerski, Chief Financial Officer




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